MAIL STOP 3561
								November 3, 2005

Mr. Tom Bontems, Chairman
Universal Fog, Inc.
1808 South 1st Avenue
Phoenix, Arizona 85003

RE: 	Universal Fog, Inc.
	Registration Statement on Form SB-2
	File Number: 333-128831
      Filed: October 5, 2005

Dear Mr. Bontems:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include the registration number on the cover page of the registration statement.

2. Please include dealers` delivery legend on the outside back cover page. See Item 502 of Regulation S-B.



3. You refer to Universal Fog Inc. as the "Company".  The term
"Company" is a vague, abstract term. Use your actual company name, a shortened version of it, or the pronoun "we" or "us" throughout your document to refer to your company.

4. Please disclose all of your websites, including www.universalfogmistingsystems.com and please make sure that the content of your websites are consistent with the disclosure in the registration statement before the registration statement becomes effective.

5. Please revise any language that is promotional in nature through out the prospectus. Such promotional tone is inappropriate for a disclosure document. For example, we note your use of "we can quickly become market leaders," "a quality reputation," "highest caliber," "upscale market," and etc.

6. There are 38,592,800 shares of common stock of the registrant currently outstanding, approximately 17% of which are being offered for resale by affiliates of the company. Generally, we view resale transactions by parties related to the issuer of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by those affiliates is not permissible. Your offering should be revised to price the shares being offered by affiliates for the duration of the offering. Please revise your prospectus in all appropriate places accordingly.

Cover Page of the Prospectus

7. Please separately list the amount of securities offered by selling shareholders and by Universal Fog.

8. The cross-reference to the risk factors section should be highlighted by using bold face type or italics.

9. The terms of this primary offering (by Universal Fog) are not at all clear from the prospectus cover. Please clarify the following hereon and make appropriate changes to the Plan of Distribution section: 1) that the offering is on an "all or none basis"; 2) escrow arrangements, if any, for proceeds to be deposited pending the receipt of all of the $2,000,000 proceeds; 3) the termination date of the offering and 4) a statement that all proceeds will be promptly returned to subscribers if the $2,000,000 is not sold by the termination date.

10. Explain footnote (1) in the table.



Table of Contents

11. Correct the page references.

Prospectus Summary, page 4

12. You state that Universal Fog, Inc has been in continuous operation since 1996. However, you also state that Universal Fog began in 1989 as Arizona Mist. The notes to your financial statements also state that Universal is the successor of Arizona Mist. The statements are confusing. Please clarify. Further, we note that on page 17, you disclose Arizona Mist was sold to Orbit
Sprinklers.   Please explain how Universal Fog began as Arizona.

13. The exhaustive list should be removed from the summary section.
The summary should provide a brief overview of the key aspects of the offering.

14. Please disclose the offering period.

15. Briefly describe the principal terms of the two offerings.

Risk Factors, page 7
General

16. Please note that you should disclose all material risks to the potential investor. The risks should cover and relate to your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materializes. Risk factors that are generic in nature and equally applicable to similarly situated businesses should not be disclosed. Please revise your risk factor section, as appropriate, to address all material risks.

17. Please avoid the general conclusion you make in most of your risk factors that a particular risk will have a "material adverse" effect on your business. Instead, you should revise to state the specific risk to your company and/or investors. Please revise the risk factors section accordingly.

18. The third risk factor is generic and common to all businesses and should be deleted.

19. Include a risk factor discussing the history of operating losses.

20. The fifth risk factor is not accurate. It is Tom A. Bontems alone who will continue to have absolute voting control of this company and the risk factor should be revised accordingly.

21. Risk factor five discusses that your officers, directors may act in their bests interests and no necessarily those of other stockholders. However, in the investment information page, you state that "Universal Fog is committed to ethical standards and to conducting its business with the highest level of integrity." In the code of business conduct and ethics, you also state, "[y]ou may not exploit your position . . . with Universal Fog for personal gain." Please reconcile your disclosure with the representation you make on your website.

Forward Looking Statements, page 7

22. Please delete the word "will."

23. We note on your statement that the prospectus includes forward-looking statements "within the meaning of" the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C)
of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

* delete any references to the Private Securities Litigation
Reform
Act; or
* make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

Use of Proceeds, page 8

24. Please breakdown in greater details the costs for "Product Development," "Sales & Marketing," and "Working Capital" and discuss in greater detail the use of proceeds in these categories. Also, state the priority of each purpose. See Item 504 of Regulation S-B.

25. You state that you reserve the right to reassess and reassign the
use of proceeds.  The registrant may reserve the right to change the
use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  See Instruction 7 to Item
504
of Regulation S-K for guidance.  Please revise accordingly.

Dilution

26. Please provide the information required by Item 506 of Regulation
S-B regarding dilution.



Market for Common Equity, page 8

27. Please provide the information required by Item 201(a)(2) and 201(b).

28. Please state on which national stock exchange you intend to list your common stock and discuss its listing criteria.

Management`s Discussion and Analysis

Results of Operations, page 9

29. Please revise each of the comparisons to quantify and clearly explain each factor that you cite as causing the change in each significant component of revenues and expenses. Refer to Item
303(b)
of Regulation S-B.

30. Revise to discuss the history of the operating subsidiary prior to the merger, describe how you accounted for the merger and the effect of the merger on the financial statements.

Comparison of the Six-Month Periods Ended June 30, 2005 and 2004, page 10

31. Revise to provide the underlying reasons for the increased awareness of your products in the Phoenix area and explain how this has impacted revenue. Expand the discussion to provide further analysis of the reasons underlying the increase in sales. Discuss changes in the number of customers and contracts, sales prices and other information that will provide the investor with an understanding of the changes in your business. Disclose any known material trends and uncertainties. Please refer to SEC Release 33-
8350 on MD&A, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

32. Expand the discussion of the increase in compensation expense to explain the nature of the additional labor that was necessitated by increased sales.

Liquidity and Capital Resources, page 10

33. Please clarify how you raised $133,000 from the sale of restricted common stock in a private placement and reconcile the amount with the statements of cash flows for the period.

34. You state that the current cash expense is about $63,000 per month. However, you anticipate cash expenditures of approximately $300,000 for the current year. Please break down in details your monthly expenses and explain why your cash expenditures for the current year is not $756,000 ($63,000 x 12 = $756,000).

35. Please discuss matters listed in Item 303(b) of Regulation S-B regarding key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of the small business issuer.

36. The cash increases of $79,276 described on page 10 should be clarified. Cash flow from operations during the period was negative;
the $79,276 was apparently provide by advances from stockholders.
Please fully discuss.

37. Please discuss the liquidity situation of this company in view of the full balance of the mortgage payable on the property due in May,
2006. State the balance on the mortgage. Indicate how the company expects to pay it in full.

38. Clarify whether the interest of $1443 per month is current and whether the company or the donee of the property is paying.

39. Clarify who holds the mortgage.

40. You state that you funded your cash requirements for the six-month period ended June 30, 2005 through operations and sale of common stock. We note that $15,161 of net cash was used in operations during the stated period. Please reconcile this information and revise the document accordingly.

41. You state you funded your cash requirements during the years ending December 31, 2004 and 2003 through operating activities and advances from your majority shareholder. We did not note any cash advances during these years on the statement of cash flows.
Please
revise your disclosure as needed.

42. Since you have negative working capital and losses at the interim financial statement date, revise to discuss how the company will satisfy its cash requirements and continue as a going concern if it does not raise adequate funds from this offering. Please discuss if the company will seek to borrow funds or if the company will severely curtail activities or even terminate operations.

Comparison of the Year Ended December 31, 2004..., page 11

43. Expand the discussion of revenues to quantify the impact on sales of the lost customer.

Cost of Sales

44. Revise to explain how a "loss due to non payment of a receivable" caused a decrease in cost of sales. Tell us the reason for the non payment of the receivable, the amount of the receivable, and the accounting entry that was made to record its write-off.


Operating Expenses

45. Revise to explain how additional labor requirements caused a decrease in compensation expense in 2004 compared to 2003.

Our Business, page 13

46. Please explain the changes in control of Edmonds 6 in April
2005
and disclose the material aspects of the transaction with Edmonds
6.

47. Please disclose the material terms of the Stock Purchase and the
Share Exchange Agreement.

48. Please revise the statement, "Universal Fog began in 1989 as Arizona Mist." We note that Mr. Bontem sold that business before he founded Universal Fog.

49. Please describe in greater detail:
(a) Your principal products or services and their markets;
(b) distribution methods of the products or services;
(c) competitive business conditions and the small business issuer`s competitive position in the industry and methods of competition`;
(d) dependence on one or a few major customers;
(e) patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;
(f) need for any government approval of principal products or services;
(g) effect of existing or probable governmental regulations on the business;
(h) estimate of the amount spend during each of the last two fiscal years on research and development activities; and
(i) costs and effects of compliance with environmental laws.

50. We note that you have two patents. Please disclose the patent number and briefly describe the patents.

51. Please define all technical terms such as low profile 3/8" flexible nylon tubing, SLIP-LOK brass fittings, high-pressure nitrogenized copper, 800 PSI, and etc.

52. We note that you have many big name customers. Please disclose only your material customers. Non-material customers should be removed from the list.
53. We note that you have 11 full time employees. Please disclose the number of part time employees, if any. See Item 101(b)(12).

54. Please be more precise with the nature of your business, including the products you sell, who manufactures the products, your suppliers, the services you provide, and whether you use any contractors.

55. Please discuss the materiality of sales to "foreign countries" for all periods presented in the financial statements.

Description of Property, page 16

56. Footnote 4 of the financial statement explains that the
company`s
borrowings consist of a mortgage payable and interest bearing advance
payable to a stockholder.  But on January 3, 2005, the land, office,
and manufacturing facilities were contributed as additional paid in
capital by the stockholder. Please disclose the identity of the stockholder and explain in greater detail the transactions. How did
you come up with the historical cost of $401,117?   If they are
considered additional paid in capital, why does the company still pay
the mortgage and the interest of $1,443 per month until May 30,
2006
at which time the remaining principal and all accrued interest shall be due and payable. Please explain the terms of the agreement and file the agreement as an exhibit.

57. Please describe the condition of your land, office, and manufacturing facilities.

Management, page 16

58. The business experience of each management member should include for each position held: the name and responsibilities of each position, the name of the entity with whom the position was held, the business of the entity, and the beginning (and ending) date of each position by month and year. The discussion should cover the last five years as required by Item 401 of Regulation S-B and any additional period that you voluntarily decide to cover in the disclosure. Please revise.

Certain Relationship and Related Transactions, page 18
59. For all of the related transactions, please identify the stockholder.
60. State the names of the promoters, the nature and amount of anything of value received by each promoter, and the nature and amount of any assets, services or other consideration therefore received or to be received by Universal Fog. It appears to us that
Richard Neussler would be considered one of the promoters.
61. If the land (including offices and facilities) is acquired from
Mr. Bontems, please state the amount at which the assets were acquired and the principle followed or to be followed in determining such amount and identify the persons making the determination and their relationship, if any, with Universal Fog or the promoters.
62. Please disclose the information required by Item 404 of Regulation S-B regarding the stock exchange between Edmonds 6 and Universal Fog and the issuance of preferred stock.
63. Identify the holder of the "note payable" in the first paragraph.
64. Clarify the reference to "Note 2".

Executive Compensation, page 19

65. Please disclose the compensation for the last three completed fiscal years in the compensation table.

Security Ownership of Certain Beneficial Owners and Management,
page
19

66. Please indicate when, how, and for how much Dennis McKee acquired
23.6% shares of Universal Fog. Please also disclose Mr. McKee`s affiliation with Universal Fog other than beneficial ownership.

67. You state that there are currently 38,592,800 common shares issued and outstanding, of which Mr. Bontem owns 23,560,000 shares.
This is more than 55.7%.  Please revise.

68. Clarify how the 92.1% in footnote (1) was arrived at. It appears incorrect.

69. Footnote the conversion ratio of the preferred stock and clarify how the 9.2% was arrived at.

Description of Our Capital Stock, page 20

70. We note that the preferred stock is convertible to common stock and is secured by the commercial building you own. Please describe the terms of the preferred shares. Are these terms documented in a shareholder agreement? If so, please file the agreement as an exhibit.

71. Explain the terms of the preferred stock outstanding; ie., the conversion ratio, dividend rights, whether cumulative and the owner of the property securing the shares.

Determination of the Offering Price, page 20

72. We note that the offering price bears no relation to current income, revenue or other objective financial data. Please disclose in this section how the offering price of $0.50 was determined as required by Item 505 of Regulation S-B.

Selling Stockholders, page 20

73. Please disclose the control persons of Kwiktax, Inc., Alsan, LLC, and Sedona Holdings Corp.

74. Please remove the reference to "donors and pledgees. . ." from this disclosure. Any person using this prospectus after its date must be named.

75. It is assumed that the 4,000,000 shares of common stock attributed to Dennis McKee are shares converted from the preferred stock. Please clarify. If preferred stock itself may be offered for resale, the registration statement should be amended.

Plan of Distribution, page 23

76. Please discuss penny stock rules.

77. Please disclose the information required by Items 508 (g), if applicable.

78. This section should be fully revised to correctly state the prices at which the shares are being offered; 50 cents per share for the duration of the offering for affiliates and 50 cents per share for other shareholders until an OTC Bulletin Board market is approved.

79. Remove the reference concerning "pledgees, assignees, transferrees or other successors in interest". See the comment above regarding persons to be identified.

80. Please confirm the company`s understanding that, prior to arranging "commissions to certain NASD registered broker/dealers", the registration statement will have to be appropriately amended to identify each such broker/dealer.

Where You Can Find More Information, page 26

81. Please also inform the public that information may be viewed at the public reference room in the Securities and Exchange
Commission.

82. You should remove the reference to "documents listed as an exhibit to this registration statement" unless the list is to be furnished to prospective purchasers with the prospectus.

Financial Statements

Statement of Stockholders` Equity, page F-14

83. We note that you issued 340,000 shares and 2,000,000 shares of common stock for cash at $0.25 per share and $0.05 per share, respectively. Tell us your basis for valuing the 540,000 shares issued to repay advances from a stockholder at $0.24.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-18

84. Expand your discussion of revenue recognition to disclose your policies with regards to each of the four criteria outlined in SAB Topic 13, including the need for collectibility to be reasonably assured for the portion of sales price that is not paid prior to shipping.

85. Disclose the Company`s accounting policies regarding sales returns, product warranties and other post-delivery obligations that affect revenue recognition. Discuss customer acceptance provisions in your contracts and their impact on revenue recognition. Also, expand the MD&A to include a discussion of the policies and their impact on the financial statements.

Property and Equipment, page F-19

86. You state that property and equipment has useful lives of three to forty years. Please revise to provide a narrower break-down of the range of useful lives.

Note 4 - Borrowings, page F-23

87. You state the "advances bear interest at 5%" and "were repaid in full" during 2005. However, you still have $49,075 in advances still outstanding as of May 31, 2005. Revise note 4 to discuss the advances outstanding in order to provide consistent disclosure.

Interim Financial Statements, page F-1

88. Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable. Also, revise the Form 10-QSB as of June 30, 2005 to conform to the requested changes to the June 30, 2005 financial statements included in the Form SB-2, as applicable.

89. Please note the updating requirements of Item 310(g) of Regulation S-B.

90. You need only present interim financial statements for the year-to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended June 30, 2005 and 2004 and reference to the three month period in the notes to the financial statements and MD&A. Refer to Item 310(b) of
Regulation S-B.


Note 1 - Summary of Significant Accounting Policies, page F-5

91. Disclose in a note to the interim financial statements, the assertion of management that is required by Instruction 2 to Item
310(b) of Regulation S-B.

Part II

Other Expenses of Issuance and Distribution

92. Please include the printing costs and any state and federal taxes.

93. Please clarify whether the $10,000 includes the fair value of the shares issued to the attorneys.

Recent Sales of Unregistered Securities

94. We refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a), (b), (c), (d) for all of the securities sold within the past three years without registration.

95. Please disclose in the reliance upon Rule 506 whether there was any general solicitation or advertising.

96. You claimed exemptions afforded by Rule 506 of Regulation D. We refer you to Rule 502(a), which indicates the period for integration includes both the six months before the start of a Regulation D offering and six months after completion of a Regulation D offering.
With respect to the transactions between April and August 2005, it would appear that you may have an integration issue. Your attention is directed to Rule 502(a) and Note 3 to Securities Act Rule 147. Please advise on whether there is an integration issue, and upon receipt we may have additional comments.

Exhibits

97. For the exhibits that are incorporated by reference, please so state and specifically identify the file number and the date of filing.

98. A form of subscription agreement should be filed as an attachment to the prospectus or as an exhibit, if one is to be used.

99. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.



Legality Opinion

100. Please revise the legality opinion to state the opinion opines upon Delaware law, including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

Signatures

101. Please include the signatures required by Form SB-2.
Specifically, one of the officers must act and sign in the capacity of the principal accounting officer and chief financial officer.

Form 10-QSB for the quarters ended June 30 and April 30, 2005

102. Please revise the disclosure to comply with the comments issued on the Form SB-2, as applicable.

103. We note the omission of Certification 4(b) from the Sarbanes-Oxley Act Certifications. See Item 601(b)(31) of Regulation S-B.
Please include or explain the reasons for the omission.

104. We note your disclosure that your certifying officers concluded that your "disclosure controls and procedures are effective in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the company in reports that it files under the Exchange act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

105. We note your disclosure, "management has made changes to internal controls and procedures, including corrective actions with regard to significant deficiencies or material weaknesses identified in the Company`s audit for the period ending May 31, 2005 and the years ended December 31, 2004 and 2003, respectively" and "our revised disclosure controls and procedures will be effective."

a. Disclose in detail the nature of the significant deficiencies or material weakness and discuss the specific steps that the company has taken, if any, to remediate the material weakness still exists at the end of the period covered by the report.

b. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

c. Please revise to expand the disclosure to explain how management has determined that disclosure controls and procedures will be effective given the material weaknesses and other matters identified and when will the disclosure controls be effective.

d. Revise to state, if correct, that there were changes in your internal controls over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal controls over financial reporting.

Form 8-K filed on August 23, 2005

106. The Form 8-K filed on August 23, 2005 includes post-merger financial statements of the registrant. Please note Item 9.01 of Form 8-K requires the pre-merger financial statements of the acquired business. The financial statements should not cover a period after the merger and should not be retroactively restated to reflect the transaction. Please amend the Form 8-K to provide the pre-merger financial statements of Universal Fog, Inc. required by Item 310(c)
of Regulation S-B. It appears this would include the audited financial statements as of December 31, 2004 and 2003, and the interim financial statements as of March 31, 2005.

107. Revise the financial statements and notes thereto to conform to the requested changes to the financial statements included in the Form SB-2, as applicable.

108. A Form 8-K filed in connection with a reverse acquisition should note under Form 8-K Item 5.03 any intended change in fiscal year from that used by the registrant prior to the acquisition. Please revise to include this information as the registrant had a fiscal year end of October 31 pre-acquisition and has a fiscal year end of December
31 post-acquisition.

Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper at (202) 551-3396 or Terrence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna
Peng at (202) 551-3391 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

Sincerely,



John Reynolds, Assistant Director

Office of Emerging Growth Companies

cc: 	David M. Rees, Esq.

	Fax (801) 328-4948
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Tom Bontems
Universal Fog, Inc.
Page 1
11/04/2005